Exhibit 12.1

STATEMENT REGARDING THE COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES

Our historical ratios of earnings to fixed charges for the periods indicated are set forth in the table below. The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For purposes of computing this ratio, earnings consist of income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense including the amortization of discounts and issuance costs related to indebtedness.

	Three Months Ended March 31, 2018	Year Ended December 31,
		2017	2016	2015	2014	2013
	(Dollars in thousands)
Earnings
Income (loss) before income taxes	$10,600	$15,242	$27,485	$(13,063)	$(16,608)	$20,482
Fixed charges	7,292	14,963	3,371	1,367	1,123	1,432

Total Earnings	17,892	30,204	30,856	(11,696)	(15,485)	21,914

Fixed charges	7,292	14,963	3,371	1,367	1,123	1,432
Ratio of Earnings to Fixed Charges (Note A)	2.5	2.0	9.2	—	—	15.3

(A)	Because of a loss from continuing operations in 2015 and 2014, the ratio of earnings to fixed charges in those years was less than 1:1. We would have needed to generate additional pretax earnings from continuing operations of $13.1 million and $16.6 million for 2015 and 2014, respectively to achieve a ratio of 1:1.